

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Alejandro Ochoa
Chief Executive Officer and Interim Chief Financial Officer
Tower One Wireless Corp.
600-535 Howe Street
Vancouver, BC
V6C 2Z4 Canada

      Re: Tower One Wireless Corp.
          Form 20-F for the Fiscal Year Ended December 31, 2020
          File No. 000-55103

Dear Mr. Ochoa :

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences